Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

February 12, 2021

Ms. Karina Dorin Division of Corporation Finance Office of Energy & Transportation U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Archimedes Tech SPAC Partners Co. Draft Registration Statement on Form S-1 Submitted January 15, 2021 CIK No. 0001840856

Dear Ms. Dorin:

On behalf of our client, Archimedes Tech SPAC Partners Co. (the “Company”), we hereby provide a response to the comments issued in a letter dated February 11, 2021 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, a Registration Statement on Form S-1 (“Registration Statement”) is being submitted publicly to accompany this response letter.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Karina Dorin February 12, 2021 Page 2

Draft Registration Statement on Form S-1 submitted January 15, 2021

Cover Page

1.	We note you disclose that your common stock will not trade separately unless and until you consummate an initial business combination. Please disclose whether you intend to list your common stock on Nasdaq following the initial business combination.

Response: The Company intends to list its common stock on Nasdaq following the initial business combination and has revised the disclosures on pages 7, 88, 103, and the cover page of the Registration Statement accordingly.

Significant Prior SPAC Experience, page 3

2.	Please ensure that the information in this section regarding management's background is balanced, with equally prominent discussion of any management experience with similar transactions or business initiatives that generated losses for investors or that were not completed.

Response: The Company has revised the disclosures on pages 3 and 55 of the Registration Statement accordingly to include discussions on management’s experience that generated losses for investors or that were not completed.

Prospectus Summary

The Offering, page 7

3.	We note your disclosure on page 9 that if a registration statement covering the shares of common stock issuable upon exercise of the warrants is not effective within a “specified period” following the consummation of your initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when you shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. Please revise to disclose such “specified period.”

Response: The Company has revised relevant disclosures on pages 9, 86, and F-14 of the Registration Statement to clarify the “specified period”.

Karina Dorin February 12, 2021 Page 3

Use of Proceeds, page 42

4.	We note you disclose here and on page 82 that other than the $10,000 per month administrative fee and repayment of loans to your sponsor, no compensation or fees of any kind, including finder's, consulting fees and other similar fees, will be paid to your sponsor, initial stockholders, members of your management team or their respective affiliates for services rendered prior to or in connection with the consummation of your initial business combination. However, we also note you disclose on pages 13 and 82 that you may pay consulting, success or finder fees to your sponsor, officers, directors, initial stockholders or their affiliates in connection with the consummation of your initial business combination. Please revise to reconcile this discrepancy.

Response: The Company has revised relevant disclosures on pages 13, 51, 57 and 82 of the Registration Statement to reconcile the discrepancy.

5.	We note you disclose here and on page 50 that you will use $120,000, or $10,000 per month for up to 12 months, of the $750,000 of net proceeds not held in the trust account to pay an administrative fee. However, we note that you have 18 months from the closing of this offering (or up to 21 months if a definitive agreement with respect to the proposed business combination has been executed within 18 months) to complete an initial business combination. We further note you disclose on page 73 that you will pay SPAC Partners LLC $10,000 per month for providing you with office space and certain office and secretarial services through the acquisition of a target business. Please advise or revise.

Response: The Company has revised relevant disclosures on pages 42 and 50 of the Registration Statement to provide that the Company has 24 months to complete a business combination.

Proposed Business

Liquidation if No Business Combination, page 62

6.	We note you disclose here that you intend to redeem your public subunits as soon as reasonably possible following your 21st month, but you disclose on page 15 that if you are unable to complete an initial business combination by 18 months from the closing of this offering (or up to 21 months if a definitive agreement with respect to a proposed business combination has been executed within 18 months), you will, as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public subunits. Please advise or revise.

Response: The Company has revised relevant disclosures on pages 15, 23, 61, 68 and F-8 of the Registration Statement to reconcile the discrepancy.

Financial Statements, page F-1

7.	You have selected December 31 as your fiscal year end, but you present audited financial statements as of January 4, 2021 and for the period from September 15, 2020 (inception) through January 4, 2021. Tell us how you considered presenting audited financial statements as of and for the period through December 31, 2020. Refer to Rule 8-02 of Regulation S-X.

Response: The Company was formed on September 15, 2020 and remained dormant through December 31, 2020. For the period from September 15, 2020 through December 31, 2020, there had been no activity since the formation of the entity and no equity shares were issued. The Company commenced operations on January 4, 2021 when the founder shares were issued. Therefore, the balance sheet date of Jan 4, 2021 is in compliance with Rule 8-02 of the Regulation S-X. The Company has revised relevant disclosures on page F-7 of the Registration Statement accordingly.

Karina Dorin February 12, 2021 Page 4

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner